Exhibit 99.1

FOR IMMEDIATE RELEASE

AERSALE COMMENCES AERAWARE™ EFVS FLIGHT TESTING FEATURING UNIVERSAL AVIONICS CLEARVISION™ COMPONENTS ON A SPECIALLY MODIFIED COMMERCIAL BOEING 737-800 PROTOTYPE AIRCRAFT

-	AerAware™ Enhanced Flight Vision System (EFVS) Enables Pilots to See Through Low Visibility Conditions -

CORAL GABLES, FL, September 29, 2020 – AerSale, Inc., a leading provider of aviation products and services, announced today that it is nearing completion of initial flight testing of AerAware™, an advanced EFVS solution that enables a pilot to ‘see’ through low visibility conditions by presenting advanced imaging technology along with real time aircraft primary flight systems data on an Elbit Systems/Universal Avionics SkyLens™ Head Wearable Display (HWD). AerSale has successfully integrated this originally developed military technology on a commercial Boeing 737-800 NG aircraft.

The integration of EFVS into commercial aircraft is an innovative and transformative technology developed and deployed after thorough safety testing to advance commercial aviation safety and operational efficiencies. The Federal Aviation Administration (FAA) has identified EFVS as one of the objectives of the Next Generation Air Transportation System (NextGen) improvements, the FAA-led modernization of America's air transportation system to make flying even safer, more efficient, and more predictable.

AerAware™ includes a ClearVision™ multi-spectral camera, SkyLens™ HWD and other system components manufactured by Universal Avionics, a subsidiary of Israeli manufacturer Elbit Systems, and marketed by Universal Avionics as ClearVision™ EFVS.

AerSale has modified a company owned aircraft to integrate the Universal Avionics ClearVision™ suite including a modified radome to accommodate the camera installation, system wiring, connectors and mounting hardware in equipment bays and flight deck. AerSale will have Parts Manufacturing Approval (PMA) for the installation components while Universal Avionics has PMA for the ClearVision™ system components.

AerSale is uniquely positioned as a ’one-stop shop‘ for the project, integrating Universal Avionics’ ClearVision™ components on the Boeing 737-800 NG platform by providing the prototype aircraft, creating the engineering design, building the modification kit, performing the installation, and performing necessary certification flights.

The FAA has assigned Supplemental Type Certificate (STC) project number ST16454AT-T for AerAware™, indicating the agency’s acceptance of AerSale’s STC application and the commencement of the STC certification process. When initial flight evaluation of AerAware™ is completed by AerSale, the Company will progress to FAA flight testing, for approval of system use on commercial aircraft, anticipating FAA STC approval by Q4 2020, followed up with EASA approval in early 2021.

Iso Nezaj, President of AerSale’s Engineered Solutions Division said, “The successful integration of Universal’s ClearVision™ EFVS into AerSale’s AerAware™ product brings a superior advanced system available as a retrofit to existing commercial aircraft. The quality and content of the imagery seen by the pilot wearing our HWD is second to none. Our technology integrates military grade hardware onto existing commercial aircraft and will be a preferred EFVS solution in the large existing addressable commercial fleet market.”

“We were ecstatic to partner with Universal to provide our engineering and modification expertise to install ClearVision™ EFVS into commercial aircraft” said Nicolas Finazzo, Chairman & Chief Executive Officer of AerSale. “We immediately recognized that the Universal EFVS technology was superior to anything else that was available and decided to include virtually all commercial aircraft platforms in our STC development process.”

AerAware™ Advantages

AerAware™ combines real-time aircraft systems data, advanced multispectral camera imaging, and 3D synthetic vision onto an ergonomic head wearable display that can be worn by either or both pilots. This technology integration simultaneously enables clear visibility to ‘external world’ references and flight deck displays, while also allowing pilots to capitalize on its wide field of view synthetic landscape imagery throughout the entire approach, landing, and rollout envelope.

With AerAware™, required visual approach and landing references are revealed to the pilot significantly earlier in the landing approach. This enables pilots to descend below published natural vision instrument approach minimums. AerAware™ even allows aircraft dispatch ‘to and from’ airports when visibility is well below published natural vision instrument approach minimums.

About AerSale

AerSale serves airlines operating large jets manufactured by Boeing, Airbus and McDonnel Douglas and is dedicated to providing integrated aftermarket services and products designed to help aircraft owners and operators to realize significant savings in the operation, maintenance and monetization of their aircraft, engines, and components. AerSale’s offerings include: Aircraft & Component MRO, Aircraft and Engine Sales and Leasing, Used Serviceable Material sales, and internally developed ‘Engineered Solutions’ to enhance aircraft performance and operating economics (e.g. AerSafe™, AerTrak™, and now AerAware™).

AerSale expects to complete its business combination with Monocle Acquisition Corporation (Nasdaq: MNCL) and become a publicly listed company in the fourth quarter of 2020.

Media Contacts:

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Investor Contact:

AerSale: Michael Callahan / Tom Cook

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Email: AersaleIR@icrinc.com